UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Press Release

July, 9,2002

Vantico

Personnel announcement

Kenneth Greatbatch, the CFO of the Vantico group, today announced his resignation from the group. His resignation has been accepted by the board, which expressed its appreciation for the major contribution that Ken has made to the development of Vantico in the past two years.

To ensure continuity Robert Rotolo (46), currently President and CFO of Vantico North America will take over as CFO ad interim with immediate effect.
Before joining Ciba-Geigy Corp. in 1983 as manager in the Corporate Controller's Department in Ardsley, N.Y., Bob Rotolo, a Certified Public Accountant, worked for five years for Coopers & Lybrand as an Audit Supervisor. After several positions of increasing responsibilities within Corporate Controlling and treasury he was transferred to the Polymers Division and promoted to Finance Manager for the Formulated Systems business in 1989. In1993 he was appointed Vice President - Finance for the Ciba-Geigy Polymers Division in North America. In September 1998 Bob was transferred to Basel for 4 months to work as interim Global CFO of the Polymers Division and to help prepare the division for sale. Bob then returned to his previous position in the U.S. and was promoted to President and CFO of Vantico U.S. in November 2000.

A search for Mr Greatbatch's permanent replacement is underway and will include both external and internal candidates.

Vantico's Board and its sponsor Morgan Grenfell Private Equity are fully aware of this situation and have expressed their full support for the group and its future.

CEO Helmut Strametz said:

"Ken has made a valuable contribution to the group and I would like to express my thanks for all his hard work. This has been a trying time for Vantico but I am certain that, with the support of our employees, lenders and customers, we can face the future with increasing confidence".

Vantico

Vantico was created through a buy-out of the Performance Polymers Division of Ciba Specialty Chemicals, backed by Morgan Grenfell Private Equity (MGPE). Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation, utilising thermosetting polymers for the automotive, electronic, electrical, aerospace and consumer-durable industry.

Vantico employs approximately 2800 people in over 30 countries. The company is incorporated in Luxembourg and operates via three global Divisions: Polymer Specialties, Adhesives & Tooling, and.Optronics.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities.

For further information please contact:

Vantico

website: www.vantico.com

Contact:

Helmut Strametz
Chief Executive Officer
VanticoTel: 00 44 208 814 7960

Scott Fulton/Peter Otero
Financial Dynamics
Tel: 00 44 207 831 3113

Vantico International S.A.
(formerly Avanti N° 3 S.A.)
Société Anonyme
Siège social : 25A, Boulevard Royal, L-2449 Luxembourg
R.C. Luxembourg n° B 72 960

MENTION POUR PUBLICATION

Par lettre du 10 juillet 2002, Monsieur Kenneth Greatbatch a démissionné de ses fonctions d'administrateur de Vantico International S.A. avec effet au 9 juillet 2002.

Luxembourg, le 18 juillet 2002

Pour publication et réquisition

Un mandataire

Enregistré à Luxembourg A.C. le
18 JUIL. 2002
Vol. 571 fol. 18 case 11
Reçu douze euros (12,-)
Le Receveur,
Joseph MULLER

PRO DUPLICATA

Enregistré à Luxembourg A.J. le
1 8 JUIL. 2002
Vol.: 717 Art.: 8200 Reçu 2,97 Eur.
pour taxe ~~inscription~~ / modification / ~~radiation~~
au registre de commerce
pr. le receveur

Déposé au registre de commerce
et des sociétés de Luxembourg
le 1 8 JUIL. 2002
le préposé.

Vantico Holding S.A.
(formerly Avanti N° 1 S.A.)
Société Anonyme
Siège social : 25A, Boulevard Royal, L-2449 Luxembourg
R.C. Luxembourg n° B 72 863

MENTION POUR PUBLICATION

Par lettre du 10 juillet 2002, Monsieur Kenneth Greatbatch a démissionné de ses fonctions d'administrateur de Vantico Holding S.A. avec effet au 9 juillet 2002.

Luxembourg, le 18 juillet 2002

Pour publication et réquisition

Un mandataire

Enregistré à Luxembourg A.C. le
18 JUIL. 2002
Vol. 571 fol. 48 case 11
Reçu douze euros (12,-)
Le Receveur,
Joseph MULLER

PRO DUPLICATA

Enregistré à Luxembourg A.L. le
18 JUIL. 2002
Vol.: 217 Art.: 1200 Reçu 2,87 Eur.
pour taxe d'inscription / modification / radiation
au registre de commerce
pr. le receveur

Déposé au registre de commerce
et des sociétés de Luxembourg
le 18 JUIL. 2002
le préposé.

Vantico Group S.A.
(formerly Avanti N° 2 S.A.)
Société Anonyme
Siège social : 25A, Boulevard Royal, L-2449 Luxembourg
R.C. Luxembourg n° B 72 959

MENTION POUR PUBLICATION

Par lettre du 10 juillet 2002, Monsieur Kenneth Greatbatch a démissionné de ses fonctions d'administrateur de Vantico Group S.A. avec effet au 9 juillet 2002.

Luxembourg, le 18 juillet 2002

Pour publication et réquisition

Un mandataire

Enregistré à Luxembourg A.C. le
18 JUIL. 2002
Vol. 574 fol. 18 case 11
Reçu douze euros (12,-)
Le Receveur,
Joseph MULLER

PRO DUPLICATA

Enregistré à Luxembourg A.J. le

18 JUIL. 2002

Vol.: 217 Art.: 815 Reçu 6,87 Eur.

pour taxe d'[illegible] / radiation

au registre [illegible]

pr. le receveur

Déposé au registre de commerce
et des sociétés de Luxembourg

le 18 JUIL. 2002

le préposé,

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

July 22, 2002

Helmut Strametz
Chief Executive Officer